WORLDS INC.

11 Royal Road

Brookline, Massachusetts 02445

(617) 725-8900

June 19, 2018

VIA EDGAR AND EMAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Worlds Inc.
Registration Statement on Form S-1
Filed: May 1, 2018
File No. 333-224567

Gentlemen:

This letter shall serve as the request of the Company, pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Thursday, June 21, 2018, 5:00PM, or the soonest practicable date thereafter.

The Company herewith acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in this filing, (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (iii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iv) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to this matter, please contact our counsel, Irving Rothstein of Feder Kaszovitz LLP, at (212) 888-8200.

Sincerely,

Worlds Inc.

By: /s/ Thom Kidrin

Thom Kidrin

Chief Executive Officer